

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 2, 2007

Mr. Chris Robbins
Anglo Swiss Resources, Inc.
309 - 837 West Hastings Street, Suite 1904
Vancouver, British Columbia
Canada, V6C 3N6

> **Re:** **Anglo Swiss Resources, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed May 30, 2006**
> **Response Letter Dated January 23, 2007**
> **File No. 0-08797**

Dear Mr. Robbins:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. Please submit your response letter dated January 23, 2007, and all future correspondence with us, on EDGAR.

Exhibits

Certifications, page 84

2.   We have read your response to prior comment two and note that you did not file
        your officer certifications as exhibits to your filing. Further, you have not
        complied with Instruction 12 of Item 19 of Form 20-F in the wording of your
        certifications which must be set forth exactly as indicated in Instruction 12
        without modification. Please revise your certifications accordingly.

Financial Statements

Note 12 – Material Differences Between Canadian and United States Generally Accepted
Accounting Principles, page F-19

3.   We note your response to prior comment three indicating that you did not
        depreciate your mine plant and equipment in 2005 as exploration and
        development of the Kenville mine commenced in mid summer of 2005 and
        terminated on August 31, 2006. It is not clear from your response why you did
        not depreciate your plant and equipment in 2003, 2004, and 2005 or how you
        support the recoverability of such plant and equipment under SFAS 144. Under
        U.S. GAAP, plant and equipment are depreciated when available for use until
        disposed of, impaired, or fully depreciated. We reissue prior comment three.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, or Lily Dang at
(202) 551- 3847, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief